                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                                  PRIMEDIA INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74157K 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Alan P. Blaustein
                                 About.com, Inc.
                            1440 Broadway, 19th Floor
                               New York, NY 10018
                                 (212) 204-1500

                                 WITH A COPY TO:

                               Eric Simonson, Esq.
                         Brobeck Phleger & Harrison LLP
                            1633 Broadway, 47th Floor
                               New York, NY 10019
                                 (212) 581-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 29, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|


                         (Continued on following pages)

CUSIP NO.   74157K 10 1        13D                            Page 2 of 8 Pages


    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            About.com, Inc.
            I.R.S. I.D. # 13-4034015

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|  (b) |_|

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*
                                                                              00

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)              |_|

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            State of Delaware

                                 7      SOLE VOTING POWER
           NUMBER                                                              0
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                                 8      SHARED VOTING POWER
                                        123,552,932 shares of common stock of
                                        Issuer

                                 9      SOLE DISPOSITIVE POWER
                                                                               0

                                 10     SHARED DISPOSITIVE POWER
                                                                               0
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    123,552,932 shares of common stock of Issuer

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |-|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 -             74.1%

    14      TYPE OF REPORTING PERSON*
                                                                              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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                                                              Page 3 of 8 Pages

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by About.com, Inc. that it is the beneficial owner of any of the Common Stock of PRIMEDIA Inc. referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                                              Page 4 of 8 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Issuer Common Stock"), of PRIMEDIA Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 745 Fifth Avenue, New York, NY 10151.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is About.com, Inc., a Delaware corporation ("About").

         (b) The address of the principal office and principal business of About is 1440 Broadway, 19th Floor, New York, NY 10018.

         (c) About was founded in 1996 and offers a network of more than 700 highly-targeted, topic-specific web sites. About's principal place of business is in the State of New York. The directors and executive officers of About and their principal occupations are listed on Schedule A.

         (d) During the past five years, neither About nor, to About's knowledge, any person named in Schedule A to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither About nor, to About's knowledge, any person named in Schedule A to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

         Pursuant to an Agreement and Plan of Merger, dated as of October 29, 2000 (the "Merger Agreement"), by and among About, Abracadabra Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Issuer ("Merger Sub"), and Issuer, and subject to the conditions set forth therein (including the approval by the stockholders of About), Merger Sub will be merged with and into About (the "Merger"), with each share of common stock of About ("About Common Stock") being converted into the right to receive 2.3409 shares of Issuer Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by About's stockholders, any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.


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                                                              Page 5 of 8 Pages

         In order to facilitate the transactions contemplated by the Merger Agreement, About has also entered into that certain Parent Voting Agreement, dated as of October 29, 2000 (the "Voting Agreement"), with certain stockholders of Issuer named therein (collectively, the "Stockholders"). Pursuant to the terms of the Voting Agreement, the Stockholders have agreed to deliver the Stockholders' written consent to authorize the issuance of Issuer Common Stock in the Merger as contemplated by the Merger Agreement. The Voting Agreement terminates upon the earliest to occur of (i) the effective time of the Merger (the "Effective Time") or (ii) upon the termination of the Merger Agreement pursuant to its terms. About did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

         About does not have any direct or indirect ownership or incidence of ownership with respect to any shares of Issuer Common Stock or any other securities of Issuer pursuant to the Voting Agreement. Accordingly, About expressly disclaims beneficial ownership of all such shares or other securities.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth or incorporated by reference in Items 2, 3 and 5 is hereby incorporated herein by reference.

         (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Issuer, with and into About in a statutory merger pursuant to the Delaware General Corporation Law ("DGCL"). At the Effective Time, the separate existence of Merger Sub will cease to exist and About will continue as the surviving corporation and as a wholly-owned subsidiary of Issuer. Holders of outstanding About Common Stock will receive, in exchange for each share of About Common Stock held by them,
2.3409 shares of Issuer Common Stock. Issuer will assume all of the outstanding employee stock options of About.

         As an inducement to About to enter into the Merger Agreement, each of the Stockholders has entered into the Voting Agreement, pursuant to which the Stockholders have agreed to consent to the authorization of the issuance of Issuer Common Stock in the Merger as contemplated by the Merger Agreement. The voting power that About shares with the Stockholders relates to the 123,552,932 shares of Issuer Common Stock held by the Stockholders as of the date of the Voting Agreement. The Stockholders and the number of shares beneficially owned by each of them is set forth on Schedule B hereto, which is hereby incorporated by this reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form

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                                                              Page 6 of 8 Pages

of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

         (c) Not applicable.

         (d) Upon consummation of the Merger, Scott P. Kurnit, Chairman and Chief Executive Officer of About, will serve as Chief Internet Officer of Issuer and as a member of the Board of Directors of Issuer.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Upon consummation of the Merger, About would become a wholly-owned subsidiary of Issuer.

         (g) Not applicable.

         (h) Not applicable.

         (i) Not applicable.

         (j) Other than as described above, About currently has no plans or proposals which relate to, or may result in, any of the actions enumerated in Items 4(a) - (i) of Schedule 13D (although About reserves the right to develop such plans or proposals).

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         (a) - (b) The number of shares of Issuer Common Stock subject to the Voting Agreement is 123,552,932 (representing approximately 74.1% of the voting power of shares of Issuer Common Stock outstanding as of October 29, 2000).

         By virtue of the Voting Agreement, About may be deemed to share with the Stockholders the power to vote the shares of Issuer Common Stock subject to and for the limited purposes described in the Voting Agreement. About does not have the sole power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of, any shares of Issuer Common Stock. Furthermore, About (i) is not entitled to any rights as a stockholder of Issuer as to the shares covered by the Voting Agreement and (ii) disclaims any beneficial ownership of such shares. To the knowledge of About, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.


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                                                              Page 7 of 8 Pages

         (c) Neither About nor, to the knowledge of About, any person named in Schedule A, has effected any transaction in Issuer Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         The information set forth or incorporated by reference in Items 2 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D.

         Other than the Merger Agreement and the Voting Agreement, to the knowledge of About, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated as of October 29, 2000, by and among PRIMEDIA Inc., a Delaware corporation, Abracadabra Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of PRIMEDIA Inc., and About.com, Inc., a Delaware corporation.

         2. Parent Voting Agreement, dated as of October 29, 2000, by and among About.com, Inc., a Delaware corporation, and certain stockholders of PRIMEDIA Inc., a Delaware corporation.




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                                                              Page 8 of 8 Pages


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 ABOUT.COM, INC.
                                                 (Registrant)


                                                 By:  /s/ SCOTT P. KURNIT
                                                     --------------------------
                                                      Name:  Scott P. Kurnit
                                                      Title: Chairman and Chief
                                                             Executive Officer


Dated:  November 8, 2000

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 ABOUT.COM, INC.


                                                        TITLE AND PRESENT
       NAME                                            PRINCIPAL OCCUPATION
       ----                                            --------------------
Scott P. Kurnit                                      Chief Executive Officer
                                                     and Chairman of the Board
                                                     of Directors of About.com,
                                                     Inc.

Frank J. Biondi                                      Director of About.com,
                                                     Inc.; Senior Managing
                                                     Director of WaterView
                                                     Advisors LLC

Ronald Unterman                                      Director of About.com,
                                                     Inc.; Senior Vice
                                                     President, Technology
                                                     Development of Envirogen,
                                                     Inc.

Kristopher Wood                                      Director of About.com,
                                                     Inc.; Managing Director of
                                                     XL Ventures LLC

Daphne Kis                                           Director of About.com,
                                                     Inc.; President and Chief
                                                     Executive Officer of
                                                     EDventure Holdings

Stanley Fung                                         Director of About.com,
                                                     Inc.; Senior Managing
                                                     Director of Zero Stage
                                                     Capital

William C. Day                                       President and Chief
                                                     Operating Officer of
                                                     About.com, Inc.

Todd B. Sloan                                        Chief Financial Officer of
                                                     About.com, Inc.

                                   SCHEDULE B


STOCKHOLDER                                        SHARES BENEFICIALLY OWNED
-------------                                     ---------------------------
KKR 1996 Fund L.P.                                     16,666,667

MA Associates, L.P.                                    33,814,640

FP Associates, L.P.                                    15,200,000

Magazine Associates, L.P.                              34,524,000

Publishing Associates, L.P.                             9,375,000

Channel One Associates, L.P.                           12,500,000

KKR Partners II, L.P.                                   1,472,625

                                    EXHIBIT 1


                          Agreement and Plan of Merger